UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TransEnterix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M201

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89366M201

1.	Names of Reporting Persons StepStone Pioneer Capital Buyout Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,607
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,607
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,607
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89366M201

1.	Names of Reporting Persons StepStone Pioneer Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 29,524
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 29,524
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,524
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89366M201

1.	Names of Reporting Persons StepStone-SYN Investments, L.L.L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,434,381
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,434,381
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,434,381
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89366M201

1.	Names of Reporting Persons StepStone PC GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,480,512
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,480,512
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,480,512
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89366M201

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,480,512
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,480,512
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,480,512
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 89366M201

1.	Names of Reporting Persons StepStone Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,480,512
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,480,512
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,480,512
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

TransEnterix, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

635 Davis Drive, Suite 300, Morrisville, North Carolina

Item 2.

(a)	Name of Persons Filing:

StepStone Pioneer Capital Buyout Fund II, L.P. (“StepStone Buyout Fund”)

StepStone Pioneer Capital II, L.P. (“StepStone Capital II”)

StepStone-SYN Investments, L.L.L.P. (“StepStone SYN”, and together with StepStone Buyout Fund and StepStone Capital II, the “StepStone Funds”)

StepStone PC GP, LLC (“StepStone PC”)

StepStone Group LP (“StepStone LP”)

StepStone Group Holdings LLC (“StepStone Holdings” and, together with the StepStone Funds, StepStone PC and StepStone LP, the “StepStone Entities”)

(b)	Address of Principal Business Office or, if none, Residence:

For each of the StepStone Entities:

4275 Executive Square, Suite 500

La Jolla, CA 92037

(c)	Citizenship:

StepStone Buyout Fund = Delaware

StepStone Capital II = Delaware

StepStone SYN = Delaware

StepStone PC = Delaware

StepStone LP = Delaware

StepStone Holdings = Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

89366M201

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

This Amendment No. 3 replaces the Amendment No. 2 to Schedule 13G filed by the reporting persons on December 10, 2013 (the “Amendment No. 2”).

StepStone Buyout Fund has the shared power to vote, direct the voting of, dispose of and direct the disposition of 16,607 shares of the common stock, par value $0.001 per share of the Issuer (the “Common Shares”) , representing approximately 0.0% of the outstanding Common Shares.

StepStone Capital II has the shared power to vote, direct the voting of, dispose of and direct the disposition of 29,524 Common Shares, representing approximately 0.0% of the outstanding Common Shares.

StepStone SYN has the shared power to vote, direct the voting of, dispose of and direct the disposition of 3,434,381 Common Shares, representing approximately 3.4% of the outstanding Common Shares.

StepStone PC (as general partner of each of the StepStone Funds), StepStone LP (as sole member of StepStone PC and investment advisor to each of the StepStone Funds) and StepStone Holdings (as general partner of StepStone LP) may be deemed to beneficially own the Common Shares held by each StepStone Fund.

StepStone PC, StepStone LP and StepStone Holdings each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 3,480,512 Common Shares, representing approximately 3.5% of the outstanding Common Shares.

(b)	Percent of class:

3.5% (based on 100,149,453 Common Shares outstanding as of December 31, 2015).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

3,480,512 (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

3,480,512 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

STEPSTONE PIONEER CAPITAL BUYOUT FUND II, L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL II, L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE-SYN INVESTMENTS, L.L.L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE PC GP, LLC
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP LP
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel